UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

DOCUMENT SECURITY SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

25614T200
(CUSIP Number)

Jeffrey D’Angelo, Vice President, General Counsel Document Security Systems, Inc. 200 Canal View Blvd., Suite 300 Rochester, New York 14623
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	25614T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,145,612
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,145,612
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,612
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.81%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

Common Stock, par value $0.02 per share

Issue:

Document Security Systems, Inc., 200 Canal View Blvd., Suite 300, Rochester, New York 14623

Item 2.	Identity and Background

(a)	Heng Fai Ambrose Chan

(b)	Unit B, 17th Floor, Greatmany Centre, 109-111 Queen’s Road East, Wan Chai, Hong Kong

(c)	Executive Chairman, Singapore eDevelopment Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987

(d)	None

(e)	None

(f)	Republic of Singapore

Item 3.	Source and Amount of Funds or Other Considerations

Heng Fai Ambrose Chan: Personal funds of $2,066 for the purchase of 2,612 shares of Issuer’s common stock, par value $0.02 per share, on June 16, 2016.

BMI Capital Partners International Limited: $225,000 for the purchase of 300,000 shares of Issuer’s common stock, par value $0.02 per share, and a warrant to purchase 200,000 shares of the Issuer’s common stock on December 29, 2016; and $150,000 for the exercise price of the warrant to purchase 200,000 shares of the Issuer’s common stock, par value $0.02 per share, on September 12, 2017

Heng Fai Holdings Limited: $600,000 for the purchase of 800,000 shares of Issuer’s common stock, par value $0.02 per share, and five-year warrants to purchase up to 160,000 additional shares of Issuer’s common stock, on September 8, 2017

Hengfai Business Development Pte Ltd.: 21,196,552 ordinary shares of Singapore eDevelopment Limited (“SED”) and an existing warrant to purchase 105,982,759 shares of SED’s ordinary shares in exchange for 683,000 shares of the Issuer’s common stock, par value $0.02 per share, on September 12, 2017

Item 4.	Purpose of Transaction

The purpose of acquisition of the securities is to hold as long-term investment and to assist the Issuer with its operating liquidity needs.

The Reporting Person, at the time of his and his affiliates’ various purchases, had and as of the date of this report has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease his or his affiliates respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5.	Interest in Securities of the Issuer

(a)	Personal ownership by reporting person Heng Fai Ambrose Chan: 2,612 shares of Issuer’s common stock, par value $0.02 per share

Ownership by affiliate BMI Capital Partners International Limited: 500,000 shares of Issuer’s common stock, par value $0.02 per share

Ownership by affiliate Heng Fai Holdings Limited: 800,000 shares of Issuer’s common stock, par value $0.02 per share, and five-year warrants to purchase up to 160,000 additional shares of Issuer’s common stock, par value $0.02 per share, at an exercise price of $1.00 per share

Ownership by affiliate Hengfai Business Development Pte Ltd: 683,000 shares of Issuer’s common stock, par value $0.02 per share

(b)	The reporting person has sole power to vote or direct the vote, and sole power to dispose or to direct the disposal of all the shares set forth in paragraph (a)

(c)	During the sixty days immediately preceding the date of this report, the reporting person’s affiliates made the following purchases:

On September 8, 2017, Heng Fai Holdings Limited purchased 800,000 shares of Issuer’s common stock, par value $0.02 per share, at a price of $0.75 per share, and received accompanying five-year warrants to purchase an additional 160,000 shares of the Issuer’s common stock, par value $0.02 per share, at an exercise price of $1.00 per share, on that same date. The common stock and warrants were purchased pursuant to an unregistered offering of the Issuer’s securities.

On September 12, 2017, BMI Capital Partners International Limited exercised an existing warrant and purchased 200,000 shares of the Issuer’s common stock, par value $0.02 per share, at a price of $0.75 per share. The sale constituted an unregistered sale of the Issuer’s securities.

On September 12, 2017, Hengfai Business Development Pte Ltd. purchased 683,000 shares of the Issuer’s common stock, par value $0.02 per share, in exchange for 21,196,552 ordinary shares of Singapore eDevelopment Limited (“SED”), a Singapore company publicly listed on the Singapore Exchange, plus the assignment of an existing warrant to purchase an additional 105,982,759 shares of SED’s ordinary shares at an exercise price of SGD$0.040 per share, pursuant to a Securities Exchange agreement between the Issuer and Hengfai Business Development Pte Ltd. The sale constituted an unregistered sale of the Issuer’s securities.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Securities Exchange Agreement referenced in paragraph “c” above, between the Issuer and Hengfai Business Development Pte Ltd., contains a 24-month lock-up clause whereby neither the Issuer nor Henfai Business Development Pte Ltd may sell the securities of the other party acquired pursuant to that agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 - Securities Exchange Agreement, dated September 12, 2017, by and between Document Security Systems, Inc. and Hengfai Business Development Pte Ltd. (incorporate herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 15, 2017 (File No. 001-32146)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

09/15/2017
Dated

/s/ Heng Fai Ambrose Chan
Signature

Heng Fai Ambrose Chan
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).